                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*



           AUREAL SEMICONDUCTOR INC. (F/K/A MEDIA VISION TECHNOLOGY, INC.)
                                   (Name of Issuer)


                      COMMON STOCK,  PAR VALUE $0.001 PER SHARE
                            (Title of Class of Securities)


                                      58445Q 10 3
                                     (CUSIP Number)




     Michael E. Cahill, Esq.                    Kenneth Liang
     Managing Director &                        Managing Director and
     General Counsel                            General Counsel
     The TCW Group, Inc.                        Oaktree Capital Management, LLC
     865 South Figueroa Street,                 550 South Hope Street,
        Ste. 1800                                  22nd Floor
     Los Angeles, California  90017             Los Angeles, California 90071
     (213) 244-0000                             (213) 614-0900

              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   JUNE 5, 1998 (1)
                                ----------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box./ /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-------------------

(1) Also reflects transactions on March 8, 1996, June 10, 1996, February 20, 1997, August 6, 1997, September 1, 1997 and December 1, 1997, described in Item 3 herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  3  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The TCW Group, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               33,033,648
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 33,033,648
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,033,648
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-17 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  4  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robert A. Day
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               33,033,648
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 33,033,648
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,033,648
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN, HC
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  5  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trust Company of the West
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               17,714,716
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 17,714,716
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,714,716
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  6  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Asset Management Company
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               15,318,933
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 15,318,933
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,318,933
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*   /  /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO, IA
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  7  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Special Credits
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               15,318,933
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 15,318,933
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,318,933
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN, IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  8  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Special Credits Fund IIIb
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO.WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               13,334,074
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 13,334,074
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,334,074
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  9  of  22  Pages
          -----------                                       ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Special Credits Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO.WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               7,234,059
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 7,234,059
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,234,059
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  10  of  22  Pages
          -----------                                       ----    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     TCW Special Credits Trust IIIb
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO.WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               10,480,657
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 10,480,657
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,480,657
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  11  of  22  Pages
          -----------                                       ----    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Weyerhaeuser Company Master Retirement Trust (Managed Accout)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               2,330,333
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 2,330,333
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,330,333
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     EP
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 58445Q 10 3                                  Page  12  of  22  Pages
          -----------                                       ----    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Oaktree Capital Management, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
  NUMBER OF SHARES           (7) Sole Voting Power
 BY EACH REPORTING               2,330,333
  PERSON WITH                --------------------------------------------------
                             (8) SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 2,330,333
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,330,333
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IA, OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Aureal Semiconductor Inc. (f/k/a Media Vision Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4245 Technology Drive, Fremont, California 94538.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

     (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

     (2)  Robert Day, an individual;

     (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

     (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

     (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

     (6) TCW Special Credits Fund IIIb, a California limited partnership, (hereinafter referred to as the "Special Credits Limited Partnership") of which Special Credits is the general partner;

     (7) Two California collective investment trusts, TCW Special Credits Trust ("Trust I") and TCW Special Credits Trust IIIb ("Trust
          IIIb")(hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee; and

     (8) A managed account of which Oaktree is investment manager on behalf of its client, the Weyerhaeuser Company Master Retirement Trust (the "Oaktree Account").

     (9) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");

Special Credits, Trust I, Trust IIIb and the Special Credits Limited Partnership are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account which invests in similar securities as the Special Credits Entities (the "Special Credits Account"). Oaktree is the investment manager of the Oaktree Account, which invests in financially distressed entities. The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The address of the principal business and principal office for Oaktree is 550 South Hope Street, 22nd floor, Los Angeles, California 90071.

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnership and the Special Credits Account. The Special Credits Limited Partnership is an investment partnership which invests in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities.
 The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)
  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                            Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                            Administration
Marc I. Stern            Director, Executive Vice President,
                            Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer &
                            Assistant Secretary

  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director & Vice Chairman of the Board
Alvin R. Albe, Jr.       Director, Executive Vice President, Finance &
                            Administration
Michael E. Cahill        Director, Managing Director, General Counsel &
                            Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant
                            Secretary
Mark L. Attanasio        Director, Group Managing Director & Chief Investment
                            Officer - Below Investment Grade Fixed Income
Philip A. Barach         Director, Group Managing Director & Chief Investment
                            Officer - Investment Grade Fixed Income
Javier Baz               Director, Managing Director & Chief Investment
                            Officer - International
Robert D. Beyer          Director & Group Managing Director
Nicola F. Galluccio      Director & Managing Director
Arthur R. Carlson        Director & Managing Director
Gerard B. Finneran       Director & Managing Director
Douglas S. Foreman       Director, Group Managing Director &
                            Chief Investment Officer - U.S. Equities

  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnership. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) The portfolio managers of the Special Credits Limited Partnership and the Special Credits Account are listed below. The principal address for each Portfolio Manager of the Fund is 550 S. Hope Street, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Portfolio Managers
------------------
Bruce A. Karsh
David Richard Masson

  (vii) Oaktree is the investment manager of the Oaktree Account. See information in paragraph (viii) below regarding Oaktree and its general partners.

  (viii) The members and executive officers of Oaktree and the investment manager of the Oaktree Account are listed below. The principal address for each member and executive officer of Oaktree is 550 South Hope Street, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
----------------------------
Bruce A. Karsh           President and Principal
Howard S. Marks          Chairman and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal

Larry W. Keele           Principal
Stephen A. Kaplan        Principal
Russel S. Barnard        Principal
David Kirchheimer        Managing Director and Chief Financial and
                            Administrative Officer
Kenneth Liang            Managing Director and General Counsel

Portfolio Managers
------------------
Bruce A. Karsh           President and Principal
David Richard Masson     Principal



(d)-(e) During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, Oaktree nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership agreed pursuant to a 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998, among the Issuer, B III Capital Partners, L.P.,Special Credits (as agent and on behalf of the Special Credits Account), Special Credits Limited Partnership, Trust I and Trust IIIb to acquire, respectively, 2,025, 7,087, 10,800 and 13,838 shares of the Issuer's 8% Series B Convertible Preferred Stock ("Preferred Stock") in consideration of cancellation of, respectively, $1,620,000, $5,670,000, $8,640,000, and
$11,070,000 of indebtedness owed to such entities pursuant to the Second Amended and Restated Loan Agreement dated August 7, 1997, among the Issuer, and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership. Holders of shares of Preferred Stock have the right to convert such shares at any time according to the terms of the Issuer's Certificate of Designation of 8% Series B Convertible Preferred Stock. Accordingly, at the currently effective conversion price, the Special Credits Account, Trust I, Trust IIIB and the Special Credits Limited Partnership have the right to acquire, 810,000, 2,834,800, 4,320,000, and 5,535,200 shares of Common Stock pursuant to the conversion feature of the shares of Preferred Stock held by such entities.

The Special Credits Account, Trust 1, Trust IIIb and the Special Credits Limited Partnership on December 1, 1997 received, respectively, an additional 5,685, 19,898, 30,320, and 38,848 shares of the Issuer's Common Stock in connection with the Issuer's bankruptcy restructuring pursuant to a prepackaged plan of reorganization which was declared effective on December 31, 1995 (the "Plan of Reorganization").

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on September 1, 1997 received, respectively, an additional 223, 781, 1,191, and 1,526 shares of the Issuer's Common Stock in connection with the Issuer's Plan of Reorganization.

On August 6, 1997, the Oaktree Account, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership purchased, respectively, 500,000, 30,000, 105,000, 160,000, and 205,000 units, each consisting of one share of the Common Stock and an immediately exercisable warrant to purchase one-half a share of Common Stock (the "Units"). The purchase price for the Units was $2.00 per Unit. The Units were acquired pursuant to that certain Unit Purchase Agreement dated August 6, 1997, among the Issuer, IT Investment Management, B III Capital Partners, L.P., Pequod Investments L.P., Oaktree, as investment manager on behalf of the Oaktree Account, and TCW Special Credits, as agent and on behalf of the Special Credits Limited Partnership, the Special Credits Trusts and the Special Credits Account. The Oaktree Account, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership paid, respectively, $1,000,000, $60,000, $210,000, $320,000, and $410,000 from the working capital of such entities to acquire such Units.

In addition, on August 6, 1997, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired, respectively (i) 120,000, 420,000, 640,000, and 820,000 warrants which became exercisable March 31, 1998 for one share of Common Stock per warrant (the "Tranche A Warrants"), and (ii) 42,000, 147,000, 224,000, and 287,000 warrants which were immediately exercisable for one share of Common Stock per warrant (the "Tranche B Warrants", and, together with the Tranche A Warrants and the warrant portion of the Units, the "Warrants"). The Tranche A Warrants and the Tranche B Warrants were received as consideration for the renewal and extension of credit pursuant to that certain Second Amended and Restated Loan Agreement dated August 6, 1997, between the Issuer and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership.

The Special Credits Account Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 35,604, 124,615, 189,890 and 243,297 shares, respectively, of the Issuer's Common Stock on February 20, 1997 pursuant to the Stipulation Regarding Letter of Credit Claim and Toyota-Tsusho Claim filed with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on February 20, 1997 by and among Media Vision Technology Inc. ("Debtor"), the Official Unsecured Creditors' Committee and Special Credits, as Agent and Nominee for the Special Credits Trusts, the Special Credits Limited Partnership and the Special Credits Account (the "Stipulation") which was deemed effective on March 20, 1995. Pursuant to a transfer of claim, Special Credits was the holder of the secured Letter of Credit Claim (the "Letter of Credit Claim"), as defined in Debtor's Second Amended Joint Plan of Reorganization (the "Plan"). Pursuant to terms of the Stipulation, the Letter of Credit Claim was allowed as a secured claim under the Plan in the total amount of $2,300,000 and the Special Credits Entities and the Special Credits Account received 575,000 shares of New Common Stock, as defined in the Plan, based on a price of $4.00 per share. Due to the proposed issuance of new Common Stock pursuant to the Stipulation and Plan, the Special Credits Entities (including the Special Credits Account) increased their ownership percentage in the Issuer's Common Stock and, as a result, the number of shares of the Issuer's new Common Stock actually issued pursuant to the Stipulation, as evidenced by the stock certificates dated May 28, 1997, increased to a total of 593,406 shares under the terms of the Plan of which the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 35,604, 124,615, 189,890 and 243,297 shares, respectively.

The Oaktree Account, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 1,580,333, 100,085, 350,300, 533,800 and 684,000 shares, respectively, of the Issuer's Common Stock on June 10, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers, including Oaktree as the manager of the Oaktree Account. Approximately $2,133,450, $135,115, $472,905, $720,630 and $923,400 of funds were used respectively by the Special Credits Account, Trust I, Trust IIIb and the Oaktree Account, Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 150,000, 525,000, 800,000, and 1,025,000 shares, respectively, of the Issuer's Common Stock on March 8, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers. Approximately $150,000, $525,000, $800,000, and $1,025,000 of funds were used respectively by the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Except as set forth above and in Item 3 herein, Special Credits, the other TCW Related Entities and Oaktree have made no proposals and have entered into no agreements other than the Registration Rights Agreement by and among the Issuer and Special Credits dated as of December 30, 1994, and amended as of February 21, 1996, June 10, 1996, August 8, 1997 and June 5, 1998 described below in Item 6 which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Special Credits, the other TCW Related Entities and Oaktree have not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters subject to applicable law, and, from time to time, Special Credits, such other TCW Related Entities, or Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 13,334,074 shares of Common Stock of the Issuer (approximately 26.9% of the Issuer's shares of Common Stock), 6,589,374 of which are issued and outstanding and 6,744,700 of which the Special Credits Limited Partnership has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Preferred Stock; and Special Credits, as the general partner of the Special Credits Limited Partnership, and as the investment manager of the Special Credits Account may be deemed to beneficially own 15,318,933 (13,334,074 shares of the Issuer's Common Stock in the Special Credits Limited Partnership plus 1,984,859 shares of the Issuer's Common Stock in the Special Credits Account) shares of Common Stock of the Issuer (approximately 30.3% of the Issuer's shares of Common Stock), 7,587,233 of which are issued and outstanding and 7,731,700 of which Special Credits has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Preferred Stock.

As of the date of this Schedule 13D, Trust I beneficially owns 7,234,059 shares of Common Stock of the Issuer (approximately 15.6% of the Issuer's shares of Common Stock), 3,779,759 of which are issued and outstanding and 3,454,300 of which Trust I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Preferred Stock; and Trust IIIb beneficially owns 10,480,657 shares of Common Stock of the Issuer (approximately 21.8% of the Issuer's shares of Common Stock), 5,216,657 of which are issued and outstanding and 5,264,000 of which Trust IIIb has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Preferred Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 17,714,716 shares of Common Stock of the Issuer (approximately 34.4% of the Issuer's shares of Common Stock), 8,996,416 of which are issued and outstanding and 8,718,300 of which TCW has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Preferred Stock.

TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the shares of the Issuer's Common Stock held by the Special Credits Entities and the Special Credits Account as set forth above, all of which constitute 15,318,933 shares of Common Stock of the Issuer
(approximately 30.3% of the Issuer's shares of Common Stock).

TCWG, as the parent corporation of TCW and TAMCO (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 33,033,648 shares of the Issuer's Common Stock (approximately 55.8% of the Issuer's shares of Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitute 33,033,648 shares of the Issuer's Common Stock (approximately 55.8% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

Oaktree, as investment manager of the Oaktree Account, may be deemed to be beneficially own 2,330,333 shares of Common Stock of the Issuer (approximately 5.4% of the Issuer's shares of Common Stock), 2,080,333 of which are issued and outstanding and 250,000 of which Oaktree has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

The Oaktree Account beneficially owns 2,330,333 shares of Common Stock of the Issuer (approximately 5.4% of the Issuer's shares of Common Stock), 2,080,333 of which are issued and outstanding and 250,000 of which the Oaktree Account has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

  (b) Special Credits, as the sole general partner of the Special Credits Limited Partnership, has discretionary authority and control over all of the assets of the Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Account has the discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 15,318,933 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose the shares of Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 15,318,933 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 17,714,716 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 33,033,648 shares of the Issuer's Common Stock.

Oaktree, as the investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Account. Therefore, Oaktree has the power to vote and dispose of 2,330,033 shares of the Issuer's Common Stock.

  (c) Except for the purchases by the Special Credits Account, the Special Credits Trusts and the Special Credits Partnership described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days. Neither Oaktree, nor, to the best of its knowledge, any of its executive officers or members, have effected transactions involving the Issuer's Common Stock during the last 60 days.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of the Special Credits Limited Partnership, receives a fee for managing all the assets of the Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account. The Special Credits Limited Partnership and the Special Credits Account have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to account and account to account.

TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of the Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnership and Special Credits Account in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Oaktree, as investment manager of the Oaktree Account, receives a management fee for managing the assets of the Oaktree Account. The Oaktree Account has an investment strategy of investing in financially distressed entities. The implementation of that strategy may differ from the implementation of similar strategies by the Special Credits Entities and the Special Credits Account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, the Special Credits Account and the Oaktree Account and except as provided in the Registration Rights Agreement among the Issuer and Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner dated as of December 30, 1994 and amended by and among the (i) Issuer, (ii) Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner, (iii) The Copernicus Fund, L.P. by DDJ Capital Management, LLC, its general partner and (iv) The Galileo Fund, L.P. by DDJ Capital Management, LLC, its general partner as of February 21, 1996 and as further amended June 10, 1996, August 6, 1997 and June 5, 1998 providing that the Special Credits Entities, the Special Credits Account and the Oaktree Account have demand registration rights, "piggy-back" registration rights and shelf registration rights with respect to all of the shares of the Issuer's Common Stock currently held by such entities; the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) as more fully described in Item 3 above; the Unit Purchase Agreement dated August 6, 1997 as more fully described in Item 3 above and the 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998 as more fully described in Item 3 above, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities, Oaktree, or, to the best of their knowledge, their respective executive officers, directors or general partners, or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:



Exhibit 1- Common Stock Purchase Agreement dated as of February 21, 1996 by and among Special Credits, Appaloosa Management L.P. and the Issuer (as filed as Exhibit 1 to the Amendment No. 1 to Schedule 13D filed on March 22, 1996 and incorporated herein by reference).

Exhibit 2- Registration Rights Agreement by and among the Issuer and Special Credits dated as of December 30, 1994 and as amended by and among the Issuer, Special Credits, The Copernicus Fund, and The Galileo Fund dated as of February 21, 1996 (as filed as 1 to Schedule 13D filed on March 22, 1996 and incorporated herein by reference).

Exhibit 3- Amendment Number One to Common Stock Purchase Agreement dated as of March 8, 1996 by and among Special Credits, The Copernicus Fund, The Galileo Fund and the Issuer (as filed as Exhibit 3 to the Amendment No. 1 to Schedule 13D filed on March 22, 1996 and incorporated herein by reference).

Exhibit 4 -    Amendment Number Two to Common Stock Purchase Agreement dated
               June 10, 1996 by and among the (i) Issuer, (ii) Special Credits
               (iii) Appaloosa Management L.P. (iv) the Palomino Fund Ltd., (v) the Pinto Investment LLC by Appaloosa Management L.P., (vi)
               Seneca Capital, (vii) IT Technologies Investment, (viii) Cerberus
               Partners, L.P., (ix) Pequod Investments, L.P., (x) Cerberus
               International, (xi) Ultra Cerberus, Ltd, (xii) the Copernicus
               Fund, L.P., (xiii) the Galileo Fund, (xiv) Chestnut Investors
               III, (xv) Heinz H. Steinmann, (xvi) Leslie L. Alexander, and
               (xvii) Weyerhaeuser Company Master Pension Trust.

Exhibit 5 -    Stipulation Regarding Letter of Credit Claim and Toyota-Tsusho
               Claim filed with the United States Bankruptcy Court for the Northern District of California on February 20, 1997 by and among
               Media Vision Technology Inc., the Official Unsecured Creditors'
               Committee and Special Credits, as Agent and Nominee for the Special Credits Trusts, the Special Credits Limited Partnership and the Delaware State Employees Retirement Fund.

Exhibit 6 -    Amendment Number Two to the Registration Rights Agreement dated
               June 10, 1996 by and among the Issuer, IT Technology Investment,
               Cerberus Partners, L.P., Pequod Investments, L.P., Cerberus
               International, Ltd., Ultra Cerberus, Ltd., the Copernicus Fund,
               L.P., The Galileo Fund, L.P., Appaloosa Management, L.P.,
               Appaloosa I L.P., Chestnut Investors III Inc., Palomino Fund
               Ltd., Pinto Investment LLC, Heinz H. Steinman, Leslie Alexander,
               Seneca Capital, L.P., DFG Corporation, ZPG Securities, LLC,
               Palamundo LDC, Seneca Capital International LTD, Special Credits, and Weyerhaeuser Company Master Pension Trust.

Exhibit 7 -    Unit Purchase Agreement dated August 6, 1997, among the Issuer,
               IT Investment Management, B III Capital Partners, L.P., Pequod
               Investments L.P., Oaktree, as investment manager on behalf of the Oaktree Account, and TCW Special Credits, as agent and on behalf of the Special Credits Limited Partnership, the Special Credits
               Trusts and the Special Credits Account.


Exhibit 8 -    Amendment Number Three to the Registration Rights Agreement dated
               August 6, 1997 by and among the Issuer, IT Technology Investment,
               Cerberus Partners, L.P., Pequod Investments, L.P., Cerberus
               International, Ltd., Ultra Cerberus, Ltd., the Copernicus Fund,
               L.P., The Galileo Fund, L.P., Appaloosa

               Management, L.P., Appaloosa I L.P., Chestnut Investors III Inc., Palomino Fund Ltd., Pinto Investment LLC, Heinz H. Steinman, Leslie Alexander, Seneca Capital, L.P., DFG Corporation,
               ZPG Securities, LLC, Palamundo LDC, Seneca Capital International LTD, Special Credits, and Weyerhaeuser Company Master Pension Trust.

Exhibit 9 -    Amendment Number Four to the Registration Rights Agreement dated
               June 5, 1998 by and among the Issuer, IT Technology Investment,
               Cerberus Partners, L.P., Pequod Investments, L.P., Cerberus
               International, Ltd., Ultra Cerberus, Ltd., the Copernicus Fund,
               L.P., The Galileo Fund, L.P., Appaloosa Management, L.P.,
               Appaloosa I L.P., Chestnut Investors III Inc., Palomino Fund
               Ltd., Pinto Investment LLC, Heinz H. Steinman, Leslie Alexander,
               Seneca Capital, L.P., DFG Corporation, ZPG Securities, LLC,
               Palamundo LDC, Seneca Capital International LTD, Special Credits, and Weyerhaeuser Company Master Pension Trust.

Exhibit 10 -   8% Series B Convertible Preferred Stock Purchase Agreement dated
               June 5, 1998, among the Issuer, B III Capital Partners,
               L.P.,Special Credits, Special Credits Limited Partnership, Trust
               I and Trust IIIb.

Exhibit 11 -   A written agreement relating to the filing of the joint
               acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                      SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 17th day of June, 1998.

THE TCW GROUP, INC.


By:  /S/  Mohan V. Phansalkar
------------------------------------------
Mohan V. Phansalkar
Authorized Signatory

TRUST COMPANY OF THE WEST


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory

TCW SPECIAL CREDITS


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IIIb


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory
of TCW Asset Management Company, the Managing
General Partner of TCW Special Credits, the
General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust IIIb

ROBERT A. DAY


By:  /s/ Mohan V. Phansalkar
------------------------------------------
Mohan V. Phansalkar
Under Power of Attorney dated January 30, 1996,
on file with Schedule 13G Amendment No. 1 for
Matrix Service Co., dated January 30, 1996

OAKTREE CAPITAL MANAGEMENT, LLC


By: /s/ D. Richard Masson
------------------------------------------
D. Richard Masson
Principal

                                      SCHEDULE I
                                  BOARD OF DIRECTORS
                                          OF
                                   TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                                  CARLA A. HILLS
---------------------------                      ---------------------------
Former Chairman & CEO                            1200 19th Street, N.W.
Southern California Edison                       5th Floor
2244 Walnut Grove Blvd.                          Washington, DC  20036
Rosemead, CA  91770
                                                 DR. HENRY A. KISSINGER
JOHN M. BRYAN                                    ---------------------------
---------------------------                      Chairman
Partner                                          Kissinger Associates, Inc.
Bryan & Edwards                                  350 Park Ave., 26th Floor
600 Montgomery St., 35th Floor                   New York, NY 10022
San Francisco, CA  94111
                                                 THOMAS E. LARKIN, JR.
ROBERT A. DAY                                    ---------------------------
---------------------------                      President
Chairman of the Board,                           Trust Company of the West
Chairman and Chief Executive Officer             865 S. Figueroa St., Ste 1800
Trust Company of the West                        Los Angeles, CA 90017
200 Park Avenue, Suite 2200
New York, New York  10166                        KENNETH L. LAY
                                                 ---------------------------
DAMON P. DE LASZLO, ESQ.                         Enron Corp.
---------------------------                      1400 Smith Street
Managing Director of Harwin                      Houston, TX 77002-7369
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited                        MICHAEL T. MASIN, ESQ.
Byron's Chambers                                 ---------------------------
A2 Albany, Piccadilly                            Vice Chairman
London W1V 9RD - England                         GTE Corporation
(Citizen of United Kingdom)                      One Stamford Forum
                                                 Stamford, CT  06904
WILLIAM C. EDWARDS
---------------------------                      EDFRED L. SHANNON, JR.
Partner - Bryan & Edwards                        ---------------------------
3000 Sand Hill Road, Suite 190                   Investor/Rancher
Menlo Park, CA  94025                            1000 S. Fremont Ave.
                                                 Alhambra, CA  91804

ERNEST O. ELLISON                                ROBERT G. SIMS
---------------------------                      ---------------------------
Vice Chairman                                    Private Investor
Trust Company of the West                        11828 Rancho Bernardo, Box 1236
865 South Figueroa St., Suite 1800               San Diego, CA  92128
Los Angeles, California 90017

HAROLD R. FRANK                                  MARC I. STERN
---------------------------                      ---------------------------
Chairman of the Board                            President
Applied Magnetics Corporation                    The TCW Group, Inc.
75 Robin Hill Rd.                                865 South Figueroa St.,
Goleta, CA  93017                                   Suite 1800
                                                 Los Angeles, CA  90017


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